SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

COMMISSION FILE NUMBER 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEHMAN BROTHERS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEHMAN BROTHERS HOLDINGS INC.

1271 Avenue of the Americas

New York, NY 10020

(646) 285-9000

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Lehman Brothers Savings Plan

December 31, 2010 and 2009 and

Years Ended December 31, 2010 and 2009

with Report of Independent Registered Public Accounting Firm

Lehman Brothers Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2010 and 2009 and

Years Ended December 31, 2010 and 2009

Ernst & Young LLP 5 Times Square New York, New York 10036-6530
Tel: Fax:	+1 212 773 3000 +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

Employee Benefit Plan Committee

Lehman Brothers Holdings Inc.

We have audited the accompanying statements of net assets available for benefits of the Lehman Brothers Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

October 14, 2011

A member firm of Ernst & Young Global Limited

Lehman Brothers Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
	(in thousands)

Assets
Investments, at fair value	$560,090	$601,077
Notes receivable from participants	3,388	4,582

Total assets	563,478	605,659

Liabilities
Accrued expenses and other liabilities	258	127

Net assets available for benefits	$563,220	$605,532

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009
	(in thousands)
Additions:
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value	$51,499	$262,822
Interest and dividends	12,749	16,257

Total investment income	64,248	279,079

Interest income on notes receivable from participants	248	634

Contributions:
Participants	8,141	21,252
Rollovers	1,155	1,257

Total contributions	9,296	22,509

Total additions	73,792	302,222

Deductions:
Deductions from net assets attributed to:
Participant withdrawals	(112,823)	(220,671)
Administrative fees	(486)	(509)

	(113,309)	(221,180)

Transfers out to other Plans:
Neuberger Berman Group 401(k) Plan	(2,795)	(512,296)

Total deductions	(116,104)	(733,476)

Net decrease in net assets	(42,312)	(431,254)

Net assets available for benefits:
Beginning of year	605,532	1,036,786

End of year	$563,220	$605,532

See accompanying notes to financial statements.

Lehman Brothers Savings Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

General

The Lehman Brothers Savings Plan (the “Plan”) is a defined contribution plan. The Plan became effective January 1, 1984 and was amended and restated from time to time thereafter, including a restatement on December 31, 2008. Additionally, the Plan was further restated as of December 31, 2009 to take into account certain full vesting for force reductions in 2008. Under the terms of the Plan, qualified employees of Lehman Brothers Holdings Inc. (“Lehman”) and its participating subsidiaries (collectively, the “Company”) are eligible to participate in the Plan as soon as administratively practicable following their date of employment.

The December 2008 Plan restatement revised the Plan to discontinue all further employer contributions under the Plan for Plan Years ending on or after December 31, 2008 and to permit a single individual to serve as the Committee. The restatement also made certain changes required by legislative and regulatory changes, including changes under the Pension Protection Act of 2006.

On September 15, 2008, Lehman and certain of its subsidiaries (the “Debtors”) filed a voluntary bankruptcy filing under Chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 cases have been consolidated for procedural purposes only and are being administered pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure. The Debtors are authorized to operate their businesses and manage their properties as debtors in possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. On September 19, 2008, a proceeding was commenced under the Securities Investor Protection Act of 1970 (“SIPA”) with respect to Lehman Brothers Inc., Lehman’s wholly-owned broker-dealer subsidiary. On September 22, 2008, Barclays Capital Inc. (“Barclays”) agreed to acquire substantially all of the U.S. operations of Lehman Brothers Inc, including hiring most of the employees. Certain employees of the Company were retained by the Debtors for purposes of winding down the estate. In addition, employees of certain non-debtor entities such as Aurora Bank FSB remain with the Plan.

In May 2009, Neuberger Berman LLC (“Neuberger”) began operating independently from the Debtors. It was determined that effective January 1, 2010, Neuberger would sponsor its own Savings Plan (“Neuberger Berman Group 401(k) Plan”). Participant account balances from the Plan for employees of Neuberger who were active on January 1, 2010 or who had terminated from Neuberger prior to this date but who had balances in the Neuberger Berman Value Equity Fund, were transferred to the Neuberger Berman Group 401(k) Plan on December 31, 2009. In addition, employees of the Lehman Trust

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

1. Description of the Plan (continued)

General (continued)

Companies were transferred from the Company to Neuberger Berman during 2010 and the account balances of these employees were moved from the Plan to the Neuberger Berman Group 401(k) Plan as of July 15, 2010.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). A more complete description of the Plan is contained in the Plan document, which is available to all participants from the Plan Administrator.

Records of all financial transactions involving Plan assets including receipt of contributions and investment earnings, payment of benefits and expenses, and purchase and sale of investments, are maintained by Fidelity Management Trust Company and its affiliates (collectively referred to as “FMTC”).

Contributions

Upon enrollment, a participant may elect to contribute, on a pre-tax basis, or effective January 1, 2008 on an after-tax Roth 401(k) basis, between one and fifty percent of eligible compensation, as defined by the Plan document.

Participant pre-tax contributions are not subject to tax until distribution. The Internal Revenue Code of 1986, as amended (the “Code”), provides that pre-tax contributions (and any elective deferrals to other plans containing a cash or deferred arrangement) will be included in participant gross income to the extent such contributions exceed the statutory limitation.

Unlike pre-tax contributions, after-tax Roth 401(k) contributions do not reduce a participant’s current taxable income. By making after-tax Roth 401(k) contributions, however, participants have the potential to receive a tax-free withdrawal from the Plan in the future.

The maximum elective deferral limitation amount was $16,500 for 2010 and 2009 and applies to both pre-tax or after-tax Roth 401(k) contributions or any combination thereof during the Plan year.

The Company’s contributions on behalf of participants, as well as the income and appreciation on amounts invested in the Plan, are also not subject to tax until distributed.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

1. Description of the Plan (continued)

Contributions (continued)

The Plan allows Catch-Up contributions as permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001. The maximum limitation for Catch-Up contributions was $5,500 for 2010 and 2009.

Rollover contributions represent contributions to the Plan of certain assets previously held on behalf of participants by other qualified plans.

Participants may direct how their contributions are to be invested in the available investment options offered by the Plan.

Participant Accounts

Separate accounts are maintained for each participant whereby the participant’s account is credited for contributions and credited or charged, as appropriate, for investment experience. Participant accounts are also charged for withdrawals, loans and any applicable administrative fees. The periodic allocation of investment experience is based upon the participant’s beneficial interest in each of the investment funds on the valuation date.

Vesting

Participants are immediately 100% vested in their pre-tax, after-tax Roth 401(k) and Catch-Up contributions for all Plan years and in any Company contributions that were made for any Plan year prior to 2005. Participants shall be 100% vested in their Company contributions made for 2005, 2006 and 2007 Plan years once they attained three years of vesting service, as defined by the Plan document. As a result of the sale of substantially all of the U.S. operations of Lehman Brothers Inc. to Barclays, Plan participants that were hired by Barclays on September 22, 2008 and other participants involuntarily terminated during 2008 were fully vested in their Company contributions as of that date. The Company is in the process of evaluating if additional reinstatements may be required under an amendment to the Plan covering certain transactions in 2007 and 2008. The Company is currently unable to quantify the potential outcome of this evaluation process.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

1. Description of the Plan (continued)

Notes Receivable From Participants

Generally, participants may borrow from their plan accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence, as long as documentation is provided. The loans are secured by the participant’s account and bear interest at the rate of prime plus one percent. Principal and interest are paid ratably through biweekly or monthly payroll deductions, depending on the frequency with which the employee is paid. At December 31, 2010 and 2009, loans bore interest at rates ranging from 4.25% to 9.25% and were due at various dates through 2020. Participants that are still employed by the Company, but are not able to repay their loans through payroll deductions, are required to repay their loans through monthly payments made directly to FMTC. Participants who terminate their employment with outstanding loan balances have 90 days following termination to repay the loan. Loans not repaid in that timeframe (or the grace period for curing the default) will be reported as taxable distributions. On September 18, 2008, in connection with the sale to Barclays, the Plan was amended to permit loans to remain outstanding following termination of employment at the discretion of the Committee. Outstanding loan balances will also be treated as taxable distributions for those participants who request a distribution of their account prior to repaying their loan. For the years ended December 31, 2010 and 2009, loan balances in default of $434,003 and $4,420,935, respectively, have been reported as taxable distributions to participants.

Payment of Benefits

Participants may elect, after attaining the age of 59-1/2, to withdraw all or a portion of the value of their accounts. Withdrawals by actively employed participants, before the age of 59-1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Plan Administrator. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant’s employment with the Company terminates at any point prior to death, the participant may elect to receive a full or partial distribution of his/her account balance.

In the event the participant’s account does not exceed $1,000, an immediate lump sum payment will be made automatically. After participants attain the age of 70-1/2, they must begin receipt of their remaining account balance in accordance with the minimum required distribution provision and the Plan rules.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

1. Description of the Plan (continued)

Payment of Benefits (continued)

Upon death, the balance in the participant’s account is paid to the designated beneficiary (as provided by the Plan) in a lump-sum payment; however, the beneficiary may elect instead to receive one or more payments over a period of up to five years following death if the account exceeds $1,000.

Forfeited Accounts

The balance on the forfeited non-vested participant accounts was $164,027 and $1,540,266 at December 31, 2010 and 2009, respectively. The decrease in the balance mainly relates to the reinstatement of previously forfeited Company unvested contribution balances. In 2008, there was a transaction with Barclays in which certain employees were terminated from Lehman Brothers Inc. and hired directly by Barclays.

This and certain other transactions resulted in a partial plan termination. As a result, certain unvested Company contribution balances initially deemed forfeited have been reinstated during 2010 from the forfeiture account for the impacted participants. The total amount reinstated, including principal and related earnings, totaled $1,342,537.

Administrative Expenses

Except to the extent paid by the Company, all expenses of the Plan are paid by the Plan. In 2010 and 2009, the Plan was charged $485,589 and $509,145, respectively, for third party administrative expenses incurred during the respective years.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

Fair Value of Investments

In January 2010, the FASB issued Accounting Standard Update 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 amends fair value disclosure requirements by requiring an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (ii) present separately information about purchases, sales, issuances and settlements of Level 3 fair value measurements (i.e., gross presentation). Additionally, ASU 2010-06 clarifies existing disclosure requirements related to the level of disaggregation for each class of assets and liabilities and disclosures about inputs and valuation techniques for fair value measurements classified as either Level 2 or Level 3. The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures requiring separate presentation of information about purchase, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. The implementation of ASU 2010-06 had no impact on the Plan’s financial condition. The additional requirements under ASU 2010-06 regarding activity in Level 3 fair value measurements will be implemented in 2011 and are not expected to impact the Plan’s financial condition, but may require enhanced disclosures.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

Notes Receivable from Participants

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (Refer to Note 8 for disclosure about fair value measurements). Participant loans are carried at their unpaid principal balance plus any accrued but unpaid interest, according with ASU 2010-25. The total amounts of the interest earned during 2010 and 2009 were $248,639 and $634,132 respectively, and are included in interest income in the accompanying statements of changes in net assets available for plan benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Payment of Benefits

Benefits payments to participants are recorded when paid.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

3. Investments

Investment of contributions among the investment funds can be made in increments of 1%, with a maximum of 50% of contributions. Participants can elect to change their contribution rate and investment direction of new contributions on a daily basis. Participants may also elect to transfer existing fund balances among investment funds on a daily basis. Effective with the bankruptcy filing of the Debtors on September 15, 2008, neither future employee contributions nor fund transfers were permitted into the Lehman Brothers Stock Fund. Effective April 2010, the Lehman Brothers Stock Fund was converted into realtime traded LBHI Stock Fund with the cash portion moved to the Vanguard Prime Money Market Fund - Institutional Shares.

The following table presents the net appreciation/(depreciation) in fair value of investments held by the Plan at December 31, 2010 and 2009, respectively:

	Years Ended December 31,
	2010	2009
	(in thousands)
Net appreciation/(depreciation) in fair value of investments:
Mutual Funds	$48,121	$141,329
Company Stock	(14)	32
Separate Accounts	3,392	121,461

Total	$51,499	$262,822

The following is a schedule of investments held in excess of 5% of the net assets available for benefits at December 31, 2010 and 2009, respectively:

	Fair Value at December 31,
	2010	2009
	(in thousands)
Funds:
Vang Prime MM Inst	$80,201	$104,201
Vanguard Inst Index	69,439	71,636
Fidelity Large-Cap Stock	48,707	48,933
Fidelity Diversified Intl K	40,959	45,154
Pimco Total Return Inst	38,867	41,120
Neuberger Berman High Inc Bond Inv	31,783	32,683

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

5. Plan Termination

While it has not expressed any intent to do so, Lehman has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Code. In the event of Plan termination, participants would immediately become 100% vested in their employer contributions.

6. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated August 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions take by the Plan and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions, subject to the applicable statute of limitations; however, there are currently no audits for any tax periods in progress.

7. Party in Interest Transactions

Certain Plan investments were managed and held in trust by FMTC during 2010 and 2009. This qualifies FMTC as party in interest. Fees paid by the Plan to FMTC for administrative and investment fees amounted to $111,878 and $182,166 for the years ended December 31, 2010 and 2009, respectively.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

8. Fair Value Measurements

Under U.S. GAAP fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Company stocks: Valued based on quoted market prices in the over-the-counter market.

Mutual funds: Valued at the net asset value (‘NAV’) of shares held by the Plan at year end or quoted market prices in active markets.

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

8. Fair Value Measurements (continued)

Separate accounts: Valued based on the NAV of the Investment Managers who manage the underlying assets. The NAV is a quoted price in a market that is not active, so they are classified within Level 2 of the valuation hierarchy.

The Plan did not have any transfers between levels during the years ended December 31, 2010 and December 31, 2009.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(in thousands)

Company stock	$—	$11	$—	$11
Mutual funds	539,651	—	—	539,651
Separate accounts	—	20,428	—	20,428

Total assets at fair value	$539,651	$20,439	$—	$560,090

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(in thousands)

Company stock	$—	$319	$—	$319
Mutual funds	579,231	—	—	579,231
Separate accounts	—	21,527	—	21,527

Total assets at fair value	$579,231	$21,846	$—	$601,077

Lehman Brothers Savings Plan

Notes to Financial Statements (continued)

December 31, 2010

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

	2010	2009
	(in thousands)

Benefits paid to participants per the financial statements	$112,823	$220,671
Add: Amounts allocated to withdrawing participants at December 31, 2010 and 2009	—	(1,413)

Benefits paid to participants per the Form 5500	$112,823	$219,258

10. Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2010 through October 14, 2011, the date the financial statements were available for issuance. Based on this evaluation, the Plan has determined no events were required to be recognized or disclosed in the financial statements other than the matters disclosed below.

Effective January 1, 2011, Aurora Bank FSB adopted the Aurora Bank FSB 401(k) Plan (the “Aurora Plan”) for the benefit of its eligible employees. As of such date, employees of Aurora will no longer be eligible for further participation in this Plan, and the assets held for the benefit of such employees were transferred to the trust under the Aurora Plan as of January 1, 2011.

Under the Rev. Proc. 2010-6 of Internal Revenue Service (“IRS”) Code, on January 28, 2011 the Employee Benefit Plan filed a request with the IRS to determine that the Lehman Brothers Savings Plan, as amended and restated since the prior determination letter dated August 19, 2003 was issued, continues to meet the requirements for qualification and tax exemption under sections 401(a) and 501(a) of the IRS Code. The IRS did not express an opinion on the Plan’s request yet.

Supplemental Schedule

EIN: 13-3216325

Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b)	(c)	(d) **	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value

	Company Stock:
*	LBHI Stock Fund	Common Stock		$11,094

	Mutual Funds:
	AF Cap World G&I R5	Mutual Fund		14,580,224
	Allianz Emerging Co Is	Mutual Fund		5,516,756
	Century SM Cap	Mutual Fund		5,195,942
*	Fidelity Diversified Intl K	Mutual Fund		40,959,373
*	Fidelity Freedom 2010	Mutual Fund		3,878,911
*	Fidelity Freedom 2015	Mutual Fund		4,378,172
*	Fidelity Freedom 2020	Mutual Fund		8,190,934
*	Fidelity Freedom 2025	Mutual Fund		6,343,165
*	Fidelity Freedom 2030	Mutual Fund		11,881,641
*	Fidelity Freedom 2035	Mutual Fund		5,974,049
*	Fidelity Freedom 2040	Mutual Fund		11,420,314
*	Fidelity Freedom 2045	Mutual Fund		4,542,535
*	Fidelity Freedom 2050	Mutual Fund		1,444,152
*	Fidelity Large-Cap Stock	Mutual Fund		48,707,377
*	Fidelity Low Priced Stock K	Mutual Fund		20,676,767
*	Fidelity US Bond Index	Mutual Fund		24,467,606
	Hartford Cap App IA	Mutual Fund		13,440,302
	MFS Value Inst	Mutual Fund		4,922,605
*	Neuberger Berman High Inc Bond Inv	Mutual Fund		31,782,808
*	Neuberger Berman Partners Inst	Mutual Fund		11,674,716
*	Neuberger Berman Socially Resp I	Mutual Fund		1,565,527
*	Neuberger Berman Genesis – Inst CL	Mutual Fund		19,205,262
*	Neuberger Berman International IS	Mutual Fund		8,038,745
	Pimco Total Return Inst	Mutual Fund		38,867,535
	TMPL Dev Mkts Adv	Mutual Fund		15,194,229
	TRP Mid Cap Value	Mutual Fund		17,054,891
	Vang Prime MM Inst	Mutual Fund		80,200,669
	Vanguard Inst Index	Mutual Fund		69,439,382
	Vanguard Total Stock Market SIG	Mutual Fund		10,106,787

				539,651,376

EIN: 13-3216325

Plan: 003

Lehman Brothers Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

(continued)

December 31, 2010

(a)	(b)	(c)	(d) **	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value

	Separate Accounts:
	Times SQ Midcap Grth	Separate Account		$20,427,640

				20,427,640

*	Notes Receivable from participants	Interest rates range from 4.25% to 9.25%		3,387,779

				$563,477,889

*	Party-in-interest to the Plan
**	Cost not disclosed as all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Lehman Brothers Holdings Inc. Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEHMAN BROTHERS SAVINGS PLAN

	By:	/s/ Carol Rado
Carol Rado
Chairperson
Lehman Brothers Holdings Inc. Employee Benefit Plans Committee
November 29, 2011

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP